**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**November 13, 2017**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**

**Horizon Pharma, Inc.**

**File No. 333-168504 - CF#35444**

       Horizon Pharma, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 3, 2010, as amended.

       Based on representations by Horizon Pharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.8 | through August 20, 2020 |
| Exhibit 10.9 | through August 20, 2020 |

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary